

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

John Ferrone, President
Eurasia Design, Inc.
122B E. Acapulco St.
South Padre Island, Texas 78597

> **Re:** **Eurasia Design, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 4, 2010**
> **File No. 333-168345**

Dear Mr. Ferrone:

We have reviewed your amended registration statement and your letter dated October 1, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outside Front Cover of Prospectus

1. You state that you intend to have your shares quoted on the Bulletin Board operated by FINRA if you sell at least the minimum number of shares. Please revise your disclosure to clarify that this is the OTC Bulletin Board and to be quoted, a market maker must file an application on your behalf in order to make a market for your common stock. Please also indicate that there is no guarantee that you will find a market maker to trade your securities.

Our Business, page 6

2. Please revise the first paragraph to clarify the status of your website.

Plan of Distribution…, page 16

3. We note your response to comment four from our letter dated September 24, 2010. Please state in you registration statement, if true, that you do not intend on changing the material terms of the offering listed on page 16.

Plan of Operation, page 20

4. We note your response to comment six from our letter dated September 24, 2010. Please incorporate into your registration statement your response as to why you intend to establish an office during the December-January timeframe while not retaining a website developer until the February-April timeframe.

    Please contact Robert Errett, Staff Attorney at (202) 551-3225 or me at (202) 551-3720 with any questions.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director

cc: Conrad L. Lysiak
       Via facsimile